SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1997

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401 (k) Retirement Savings Plan
                  for Employees of Golden Aluminum

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 15

Exhibit 23 - Consent of Independent Accountants......................     16

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401 (k) Retirement Savings Plan
                                       for Employees of Golden Aluminum



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 18, 1999

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Employees of Golden Aluminum

Financial Statements for the Period March 1, 1997
(Inception of the Plan) to December 31, 1997

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Table of Contents
--------------------------------------------------------------------------------

                                                                      Page(s)

Report of Independent Accountants                                        1

Financial Statements

     Statement of Net Assets Available for Benefits                      2

     Statement of Changes in Net Assets Available for Benefits           3

     Notes to Financial Statements                                     4 - 7

Additional Information*

Schedule I   - Schedule of Assets Held for Investment Purposes          9










*   Other  supplemental   schedules  required  by  Section  2520.103-10  of  the
    Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


June 19, 1998

To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum (the "Plan") at December 31, 1997, and the changes in the net assets available for benefits for the period March 1, 1997 (inception of the Plan) to December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Schedule I has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Statement of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                               December 31,1997
                                                               ----------------



Investments, at fair value
Registered investment companies:
     Vanguard Balanced Index Fund                                $  79,175   *
     Vanguard Bond Index Fund - Total Bond Market Portfolio         28,342
     Vanguard Explorer Fund                                         72,022   *
     Vanguard Index Trust - 500 Portfolio                          225,646   *
     Vanguard International Growth Portfolio                        30,834
                                                                 ---------

                                                                   436,019

Crown Cork & Seal Stock Fund                                        76,128   *
Crown Cork & Seal Fixed Income Fund                                199,721   *
                                                                 ---------

        Total investments                                          711,868
                                                                 ---------

Receivables
Employer's contributions                                            26,521
Participant's contributions                                         77,572
                                                                 ---------
        Total receivables                                          104,093
                                                                 ---------

Net assets available for benefits                                $ 815,961
                                                                 =========



* Represents 5% or more of net assets available for benefits.

  The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------
                                                              For the Period
                                                              March 1, 1997
                                                              (Inception of
                                                               the Plan) to
                                                             December 31, 1997
                                                             -----------------
Additions
Investment income:
  Interest and dividend income, investments                     $   19,680
  Net depreciation in fair value of investments                     (4,482)
                                                                ----------
                                                                    15,198
                                                                ----------
Contributions:
   Employer                                                        201,927
   Participant                                                     601,473
                                                                ----------
                                                                   803,400
                                                                ----------
     Total additions                                               818,598
                                                                ----------
Deductions
Payment of benefits                                                  2,637
                                                                ----------
Net increase                                                       815,961

Net assets available for benefits:
   Beginning of period                                                   -
                                                                ----------
   End of period                                                $  815,961
                                                                ==========



The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 1 - Description Of Plan

The following description of the Crown Cork & Seal Company, Inc. 401 (k) Retirement Savings Plan for Employees of Golden Aluminum ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan commenced operations on March 1, 1997 and is a defined contribution plan covering eligible full-time employees of Golden Aluminum Company (Company) who have one year of service and are age eighteen or older. In addition, employees who were eligible to participate in the ACX Technologies, Inc. Savings and Investment Plan on February 28, 1997 (Crown Cork & Seal Company, Inc. obtained the rights to acquire the Company from ACX Technologies, Inc. in March of 1997.) are also eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Each year, participants may contribute up to 17 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute an amount representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses (note 4). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions and the Company's contributions plus actual earnings thereon.

Participant loans
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the Participant loans. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate as determined by the Benefit Plans Committee. Principal and interest is paid ratably through monthly payroll deductions. There were no loans outstanding as of December 31, 1997.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period not to exceed 10 years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Investment Options
During the period ended December 31, 1997, participants were able to allocate their contributions among the following investment options:

Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

Vanguard Bond Index Fund - Total Bond Market Portfolio: Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

Vanguard Index Trust - 500 Portfolio: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

Vanguard International Growth Portfolio: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.
                                      - 5 -

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 2 - Summary of Accounting Policies

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position.). Units of the Company's fixed income fund are valued at net asset value at year end.

Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

Note 3 - Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC".) VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Note 4 - Plan Expenses

The Company has the option under the Plan's provision to pay for the Plan's administrative expenses. For the period March 1, 1997 (inception of the Plan) to December 31, 1997, the Company paid for the Plan's administrative expenses.

Note 5 - Tax Status

The Company has not submitted their plan to the Internal Revenue Service for determination of the Plan's tax status. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 6 - Crown Cork & Seal Fixed Income Fund

The Crown Cork & Seal Fixed Income Fund consists of guaranteed investment contracts valued at contract value, which approximates fair value. The guaranteed investment contracts are fully benefit responsive. Interest rates on guaranteed investment contracts ranged between 5.48 percent and 6.96 percent at December 31, 1997. Average yield on guaranteed investment contracts was 6.07 percent in 1997.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
--------------------------------------------------------------------------------

Note 7 - Changes in Net Assets Available for Benefits by Investment Fund

The allocation of changes in net assets available for benefits for the period March 1, 1997 (inception of the Plan) to December 31, 1997 is as follows:

                                                      Participant Directed
                                   -------------------------------------------------------------------------------------------------

                                               Vanguard
                                              Bond Index                                                        Crown
                                   Vanguard      Fund-                 Vanguard    Vanguard        Crown     Cork & Seal
                                   Balanced   Total Bond   Vanguard     Index    International   Cork & Seal     Fixed
                                     Index      Market     Explorer   Trust-500     Growth         Stock       Income
                                     Fund      Portfolio     Fund     Portfolio    Portfolio       Fund          Fund        Total
Additions:
Investment income:
   Interest and dividend income,
      investments                  $  1,884    $    537    $  7,537   $  3,878     $  1,517     $    725      $  3,602    $ 19,680
   Net unrealized appreciation
    (deprec.) of investments            192         270     (10,037)     3,385       (3,416)       5,124             -      (4,482)
                                   --------    --------    --------   --------     --------     --------      --------    --------
                                      2,076         807      (2,500)     7,263       (1,899)       5,849         3,602      15,198
                                   --------    --------    --------   --------     --------     --------      --------    --------
Contributions:
   Employer                          23,724       8,578      20,088     63,302        9,160       19,728        57,347     201,927
   Participant                       64,480      22,652      64,640    190,031       27,569       61,007       171,094     601,473
                                   --------    --------    --------   --------     --------     --------      --------    --------
                                     88,204      31,230      84,728    253,333       36,729       80,735       228,441     803,400
                                   --------    --------    --------   --------     --------     --------      --------    --------
Total additions                      90,280      32,037      82,228    260,596       34,830       86,584       232,043     818,598
                                   --------    --------    --------   --------     --------     --------      --------    --------
Deductions:
Payment of benefits                       -           -           -          -            -            -         2,637       2,637
                                   --------    --------    --------   --------     --------     --------      --------    --------
Net increase prior to
   interfund transfers               90,280      32,037      82,228    260,596       34,830       86,584       229,406     815,961
Interfund transfers                       -           -         869          -            -            -          (869)          -
                                   --------    --------    --------   --------     --------     --------      --------    --------
Net increase                         90,280      32,037      83,097    260,596       34,830       86,584       228,537     815,961

Net assets available for benefits:
   Beginning of period                    -           -           -          -            -            -             -           -
                                   --------    --------    --------   --------     --------     --------      --------    --------
   End of period                   $ 90,280    $ 32,037   $  83,097   $260,596     $ 34,830     $ 86,584      $228,537    $815,961
                                   ========    ========    ========    =======      =======     ========      ========    ========

                             Additional Information
                             Required for Form 5500

Crown Cork & Seal Company, Inc.                                  Schedule I
401(k) Retirement Savings Plan for Employees of Golden Aluminum
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Attachment to Form 5500, Line 27(a):
December 31, 1997
--------------------------------------------------------------------------------

                                                                                                                       Current
         Identity of Issue                                       Investment Type                     Cost               Value
         -----------------                                       ---------------                     ----               -----

* Vanguard Balanced Index Fund                             Registered Investment Company          $  78,983           $  79,175
* Vanguard Bond Index Fund - Total Bond Market Portfolio   Registered Investment Company             28,071              28,342
* Vanguard Explorer Fund                                   Registered Investment Company             82,058              72,022
* Vanguard Index Trust - 500 Portfolio                     Registered Investment Company            222,261             225,646
* Vanguard International Growth Portfolio                  Registered Investment Company             34,250              30,834
* Crown Cork & Seal Stock Fund                             Company Stock Fund                        71,004              76,128
* Crown Cork & Seal Fixed Income Fund                      Unallocated Insurance Contracts          199,721             199,721
                                                                                                  ---------           ---------
Total assets held for investment purposes                                                         $ 716,348           $ 711,868
                                                                                                  =========           =========


* Party in interest




                                             - 9 -